

02007890

SECURITI... ...MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- ...765

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING JUL 3 0 2002 WASH. D.C. 165 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Brandon Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5101 Wheelis Road, Suite 112
(No. and Street)

Memphis (City) TN (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Brandon (901) 324-6600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hill and Ellzey, PC
(Name — *if individual, state last, first, middle name*)

5112 Stage Road, Suite 3, (Address) Memphis (City) TN (State) 38134-3164 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. Denby Brandon, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandon Investments, Inc., as of 12/31/01, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

My Commission Expires Nov. 29, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOTAL FINANCIAL PLANNING


FREE & RESPONSIBLE

901/324-6600
FAX 901/324-5743

BRANDON INVESTMENTS, INC.

Tuesday, July 23, 2002


SEC MAIL PROCESSING
RECEIVED
JUL 3 0 2002
WASH, D.C.
165
SECTION

Mr. James A. Dicus
Compliance Specialist, NASD
1100 Poydras Street, Energy Centre
Suite 850
New Orleans, LA 70163-0802

Dear Mr. Dicus:

It was a pleasure speaking with you the other day. As requested, I am enclosing a report from our auditing CPA indicating that no material inadequacies were found to exist according to SEC Rule 17a-5(g). I am also sending a copy of this report to our SEC Regional Office and two copies to the SEC in Washington, DC. Please contact me if you have any questions or I can help in any additional way.

Sincerely,

Ray Brandon, CFP, CFA
Vice President

Enclosure
RB/jhp

cc: SEC Regional Office
cc: SEC Washington, DC

EXECUTIVE OFFICES • 5101 WHEELIS ROAD • SUITE 112 • MEMPHIS, TN 38117
MAILING ADDRESS • P.O. BOX 770870 • MEMPHIS, TN 38177-0870 • TELEPHONE (901) 324-6600 • FAX (901) 324-5743

Hill & Ellzey, P.C.
Certified Public Accountants

Brian C. Hill, CPA
Randal E. Ellzey, CPA, CFP
J. Wayne Vanderford, CPA
Ellis J. Hill, CPA

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors
Brandon Investments, Inc.
Memphis, Tennessee

We have examined management's assertion, included in its representation letter dated January 15, 2002, that Brandon Investments, Inc. maintained an effective internal control over financial reporting as of December 31, 2001.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion is fairly stated, in all material respects, based on criteria established in Internal Control-integrated Framework issued by the Committee of Sponsoring organizations of the Treadway Commission. (COSO)

We noted no matters involving the internal control over financial reporting and its operation that we consider to material weaknesses.

This report is intended solely for the information and use of the board of directors and management of Brandon Investments, Inc., the Tennessee Department of Commerce and Insurance-Securities Division, and the NASD and should not be used for any other purpose.



Hill & Ellzey, PC
January 17, 2002

Stage Woods Office Park • 5112 Stage Road, Suite 3 • Memphis, TN 38134-3164 • (901) 388-3496 Phone • (901) 385-7517 Fax • CPAS@CPAMEMPHIS.COM Email